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                                                                    EXHIBIT 99.4
                                                           [English Translation]
                                                                December 9, 2003
                                                            Corporate Disclosure


                  TRANSFER OF BUSINESS WITH MAJOR SHAREHOLDERS

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
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1. Company name                                                     Dreamline Corporation
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   - Relationship                                                   Affiliated company
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                a. Date of Transfer
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                                             - Broadband Internet access infrastructure in the 'Transfer Area'
                                             except for HFC lines
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2. Details of                                - Service contracts signed between Dreamline and the Dreamline
Transfer of     b. Subject of Transfer       subscribers in the 'Transfer Area'
Business                                     ----------------------------------------------------------------------
                                             - Service contracts signed between Dreamline and broadcasting companies in the 'Transfer Area'
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                                             * 'Transfer Areas' : Suwon, Ohsan, Byunjum, Kunpo
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                c. Purchase Price (KRW)                                                          2,500,000,000
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3. Purpose of Transfer                                    To strengthen Hanaro's broadband business
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4. Impact of Transfer                           Increase in the number of broadband subscribers and revenues
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5. Shareholders' Meeting                                                      -
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6. Matters regarding Stock Options                                            -
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7. Date of Board Resolution                                          September 26, 2003
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   - Attendance of Independent Directors     Attendance: -                      Absence: -
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   - Attendance of Auditor                                                   No
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8. Subject to the Fair Trade Act                                             No
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9. Others                                    The Purchase Price is subject to change up to the date immediately prior to the Date of Transfer depending on the subscribers'
                                             agreement to such transfer.

                                             The date of board resolution is the date of signing.

                                             The transfer of business hereto does not require a Shareholders'
                                             Meeting since it is not subject to Article 374 of Commercial Law,
                                             Article 190-2-2 of Securities and Exchange Act, and Article
                                             84-8-1 of such Directives.
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                                             Date of relevant local filing: September 8, 2003
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                                             Delay in the execution of definitive contracts containing detailed terms and conditions of the acquisition and in the payment of the balance of the purchase price due.
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                                             * Following the execution of the basic contract on September 26,
                                             2003, the parties have not reached an agreement on the terms of the definitive contracts for the performance of the basic contract, as a result of which there has been a delay in the execution of such contracts and in the payment of the balance of the purchase price due.
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                                             Further developments in relation to the issue hereto shall be filed in a timely manner.
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